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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER



FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MASON SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11921 FREEDOM DRIVE, SUITE 1000

(No. and Street)

RESTON	**VA**	**20190**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL ROETHEL	**(703)716-6000**	MROETHEL@MASONCOMPANIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CST GROUP, CPA'S, PC

(Name – if individual, state last, first, and middle name)

10740 PARKRIDGE BLVD, STE 500	**RESTON**	**VA**	**20191**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT GEORGE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MASON SECURITIES, INC. _____, as of 12/31 _____, 2 023 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TONTONIA MARIE JONES
Notary Public
Commonwealth of Virginia
Registration No. 7640724
My Commission Expires Feb 28, 2024

Signature: _____

Title: PRESIDENT

Sonia Marie Jones
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Audited Financial Statements and
Supplementary Information

MASON SECURITIES, INC

December 31, 2023



FINANCIAL STATEMENTS

CST GROUP CPAs, PC



Financial Statements
and Supplementary Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2023

CONTENTS



CPAs AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mason Securities, Inc.
Reston, Virginia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Mason Securities, Inc. as of December 31, 2023, the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Mason Securities, Inc.'s management. Our responsibility is to express an opinion on Mason Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mason Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Schedule I – Computation of Net Capital Under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption) have been subjected to audit procedures performed in conjunction with the audit of Mason Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mason Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

We have served as Mason Securities, Inc.'s auditor since 1998.
Reston, Virginia
February 20, 2024

STATEMENT OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2023
ASSETS	
CURRENT ASSETS	
Cash	$ 16,265
Concessions and commissions receivable	5,000
Due from related party	621,300
TOTAL CURRENT ASSETS	642,565

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable	$ 250
TOTAL CURRENT LIABILITIES	250
STOCKHOLDER'S EQUITY	
Common stock, par value $.01, authorized	
1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	25,599
Retained earnings	616,715
	642,315
	$ 642,565

STATEMENT OF INCOME

MASON SECURITIES, INC.

	Year Ended December 31, 2023
INCOME	
Concession and commission income	$ 46,158
Management Fee	261,048
Interest income	0
	307,206
EXPENSES	
Operating expense	304,030
Commission expense	3,059
	307,089
NET INCOME BEFORE INCOME TAXES	116
Income Tax Expense	30
NET INCOME	$ 86

STATEMENT OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2022	$ 1	$ 25,599	$ 616,629	$ 642,229
Net Income for the year ended December 31, 2023	0	0	86	86
BALANCE, December 31, 2023	$ 1	$ 25,599	$ 616,715	$ 642,315

STATEMENT OF CASH FLOWS

MASON SECURITIES, INC.

	Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 86
Effects of changes in income and expense accruals:	
Concessions and commissions receivable	0
Commissions payable	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	86
CASH FLOWS FROM FINANCING ACTIVITIES	
Due from related party	(9,692)
NET DECREASE IN CASH	(9,606)
Cash, beginning of the year	25,871
CASH, END OF YEAR	$ 16,265

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2023

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships, individual stocks, and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(1) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue and insurance asset revenue when earned. Typically, these commission revenues are received in the month following the period when the income is earned and a monthly accrual is made based on a best estimate of incoming revenue. The commission revenue will fluctuate depending upon the asset values of select mutual funds.

Cash, as used in the accompanying financial statements, includes currency on hand in a bank account.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Corporation had no uncertain tax positions at December 31, 2023 which required disclosing or recognition.

NOTE B - INCOME TAXES (continued)

The Parent, by agreement, is responsible for any tax liability of the consolidated group. With limited exceptions, the Parent is no longer subject to income tax examination for any years earlier than 2019. During the years ended December 31, 2023, the Corporation recorded its share of the federal and state income taxes, which remain the liability of the Parent. For the year ended December 31, 2023, Federal and state income tax expense totaled $30. The offsetting entry was recorded in the due from related party account.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2023.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries shared a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. We have allowed the loan to expire September 14, 2023.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $621,300 for the year ended December 31, 2023.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the year ended December 31, 2023 were $9,120.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

MASON SECURITIES, INC.

December 31, 2023

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2023 was $2,784, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The Safe Harbor plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are involuntarily made up to a maximum amount of 3% of salary deferred. For the year ended December 31, 2023, the Corporation made contributions of $2,304 to the plan.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 1.56 to 1. At December 31, 2023, the Corporation had net capital of $16,015 which was $11,015 in excess of its required net capital of $5,000.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2023

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2023 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2023 through February 20, 2024, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2023

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

MASON SECURITIES, INC.

	December 31, 2023
Total Stockholder's equity	$ 642,315
Deduct: non-allowable assets	626,300
Deduct: haircut valuation	0
NET CAPITAL	$ 16,015

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

SCHEDULE II / SCHEDULE III

MASON SECURITIES, INC.

December 31, 2023

Schedule II:

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934
pursuant to paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe
money or securities to customers.

Schedule III:

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934
pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any
customer funds or securities.



CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mason Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Mason Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mason Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) Mason Securities, Inc. stated that Mason Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mason Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mason Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston, Virginia
February 20, 2024

10740 Parkridge Boulevard Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

MASON SECURITIES, INC.

P: (703) 716-6000
F: (703) 716-6020
E: info@masoncompanies.com

11921 Freedom Drive, Suite 1000, Reston, VA 20190

masoncompanies.com

EXEMPTION REPORT SEA

RULE 17a-5(d)(4)

January 11, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a- 5(d)(4):

Mason Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2023.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Name: Scott. S. George

Title: President